THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986 IMMEDIATELY.

If you have sold or otherwise transferred all of your holding of shares in BP Amoco, please pass this document as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises supplementary listing particulars relating to the Consideration Shares in accordance with the listing rules made under section 142 of the Financial Services Act 1986, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 149 of that Act. This document is supplementary to, and should be read in conjunction with, the Listing Particulars dated 15 July 1999 relating to the combination of BP Amoco and Atlantic Richfield Company and the issue of up to 3,343,774,368 ordinary shares of $0.25 each in BP Amoco p.l.c. The Listing Particulars dated 15 July 1999 may be viewed at www.bpamoco.com/alive. The definitions used or referred to in the Listing Particulars apply in this document unless the context otherwise requires.

Application has been made to the London Stock Exchange for the Consideration Shares to be admitted to the Official List. Dealings in the Consideration Shares are expected to commence at 8.00am on the Effective Date.

--------------------------------------------------------------------------------

                                 BP AMOCO p.l.c.

  (incorporated and registered in England and Wales with registered no. 102498)

                        SUPPLEMENTARY LISTING PARTICULARS

                         relating to the combination of

                                 BP AMOCO p.l.c.

                                       and

                           ATLANTIC RICHFIELD COMPANY

         THE ISSUE OF UP TO 3,343,774,368 ORDINARY SHARES OF $0.25 EACH
                               IN BP AMOCO p.l.c.

                    SPONSORED BY MORGAN STANLEY & CO. LIMITED

--------------------------------------------------------------------------------

Morgan Stanley & Co. Limited is acting for BP Amoco and no-one else in connection with the Combination and the application for the New BP Amoco Ordinary Shares and the Consideration Shares to be admitted to the Official List and will not be responsible to anyone other than BP Amoco for providing the protections afforded to customers of Morgan Stanley & Co. Limited or for providing advice in relation to the Combination and the application for the New BP Amoco Ordinary Shares and the Consideration Shares to be admitted to the Official List. Morgan Stanley & Co. Limited is regulated by The Securities and Futures Authority Limited.

ALL STATEMENTS RELATING TO THE BUSINESS, FINANCIAL POSITION AND PROSPECTS OF BP AMOCO AND ARCO SHOULD BE VIEWED IN LIGHT OF THE YEAR 2000 COMPLIANCE ISSUES WHICH ARE SET OUT IN PARAGRAPH 15 OF PART I AND PARAGRAPH 15 OF PART VIII OF THE LISTING PARTICULARS.

PART I: SIGNIFICANT MATTERS

This document updates certain information set out in the Listing Particulars dated 15 July 1999.

     This document is supplemental to, and should be read in conjunction with, the Listing Particulars. Any statement contained in the Listing Particulars shall be deemed to be modified or superseded to the extent that a statement contained in this document modifies or supersedes such statement. Words and expressions defined in the Listing Particulars have the same meanings when used in this document, unless the context otherwise requires.

     The offer for Vastar referred to in paragraph 1 of Part I has not yet commenced. This document does not constitute an offer to buy any securities. Any offer will be made pursuant to a tender offer statement to be filed with the US Securities and Exchange Commission. Vastar shareholders are advised to read the tender offer statement when it is available because it will contain important information relating to the offer. Shareholders will be able to obtain the tender offer statement and other filed documents free of charge at the Internet website maintained by the US Securities and Exchange Commission at www.sec.gov. In addition, BP Amoco will make the tender offer statement available free of charge to Vastar's shareholders.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, BP Amoco is providing the following cautionary statement.

     Statements made in this document, particularly those regarding savings, demand, gearing, growth, margins, performance, productivity, production, strategy, synergies, strengths, volumes, BP/Amoco merger effects, the proposed ARCO combination and its effects, are or may be forward-looking statements (as defined for the purposes of the US securities laws) and actual results may
differ   materially  from  those  expressed  or  implied  in  such   statements.
Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained in BP Amoco's latest published annual report and accounts and in BP Amoco's latest published report on Form 20F filed with the US Securities and Exchange Commission.

1    SETTLEMENT OF FEDERAL TRADE COMMISSION OBJECTIONS TO THE COMBINATION

1.1  The announcement reproduced below was made on 13 April 2000:

"BP Amoco and Atlantic  Richfield  Company (ARCO) today announced that they have
received   clearance  from  the  US  Federal  Trade  Commission  (FTC)  for  the combination of their companies.

The union, which was originally agreed a year ago, will create a combined group with a market capitalisation of some $200 billion.

BP Amoco chief executive Sir John Browne said: "We are very pleased to have received FTC approval. We will now close the deal and rapidly implement the plans we have in place to integrate our operations worldwide. We intend to move quickly to deliver the significant value of this union to the shareholders of the new group."

BP Amoco and ARCO said they plan to close the transaction at 0800 hours, London time, on Tuesday, April 18, 2000. The last day of trading in ARCO common stock will therefore be Monday, April 17, 2000."


1.2  The announcement reproduced below was made on 16 March 2000:

"BP Amoco chief executive Sir John Browne said today that the company was at an advanced stage in "constructive" discussions with the US Federal Trade Commission (FTC) on its proposed combination with Atlantic Richfield Co (ARCO) and was hopeful of a successful outcome "within a matter of weeks".

Following an earlier announcement in Alaska that BP Amoco and ARCO are to sell ARCO's Alaskan businesses to Phillips Petroleum for $7 billion, Browne today disclosed an agreement to sell ARCO's interests in the Cushing storage terminal, together with various pipeline interests, to TEPPCO Partners of Houston, for $355 million.

"With these major disposals we believe we have addressed the anti-trust concerns of the FTC. We now hope we can move forward in the coming weeks towards obtaining a consent order allowing us to close the ARCO combination and deliver the significant synergies of the deal to the shareholders of the combined company."

Speaking at a presentation to financial analysts in the US and UK, Browne said that, subject to completion of the ARCO deal, BP Amoco had also today advised the board of Vastar Resources Inc. of the intention to make a tender offer for the minority stockholding of the company at $71 a share. ARCO already owns some 82 per cent of Vastar, one of the largest independent oil and gas producers in the US.

Browne told the analysts that, subject to approval at BP Amoco's annual general meeting next month, the company intended to embark on a rolling programme of share buy-backs in the US and UK financial markets, beginning early May.

He said he expected the synergies from ARCO to be better than originally estimated when the deal was announced in April last year. "At the time, we envisaged annualised pre-tax savings and synergies of around $1 billion, of which $200 million would be from Alaska.

"Even after disposing of ARCO's Alaskan interests, we believe we can still deliver $1 billion in savings. The make-up of the savings have shifted but we are absolutely confident of the total because the work we've done since last April has shown the potential from within the continuing ARCO businesses, including Vastar."

Browne said the oil price had risen sharply and ARCO's financial position had improved markedly since the combination was first agreed, with capital spending of $2.7 billion in the interim and much lower gearing than expected a year ago, both factors which would significantly benefit the combined company.

He said the combination with ARCO promised a "massive boost" to BP Amoco's growth strategy, giving the company a coast-to-coast refining and marketing presence in the US and increasing its oil and gas reserves by some 2.7 billion barrels of oil equivalent. The company's gas and liquids production would increase by over 700,000 barrels a day of oil equivalent, including the addition of 125,000 barrels a day to its UK North Sea production and 360,000 barrels a day - half of it gas - in the US Lower 48 and the Gulf of Mexico, mainly from ARCO's stake in Vastar.

In addition, it would add unbooked gas volumes of some 15 trillion cubic feet in Thailand, Malaysia, the South China Sea, Qatar, and Indonesia where ARCO has a net share of up to eight trillion cubic feet in the Tangguh field, regarded as the most competitive future liquefied natural gas project to supply the growing demands of the Far East.

"This will give us a powerful platform for upstream growth in Asia, with world-class volumes ready to supply Japan, Korea and other key markets now recovering fast from recession," Browne said.

The combination would also add interests to BP Amoco's portfolio in Algeria, Venezuela, the Caspian and in Russia where ARCO has an eight per cent stake in Lukoil.

"In the downstream we are acquiring a great set of assets on the US West Coast where demand has grown by 1.5 per cent a year through the 1990s. For the first time, we will also have a coast-to-coast presence in marketing and refining in the US."

Concluding his remarks to the analysts, Browne said: "We start with a strong base, from which we are determined to grow. We've integrated BP and Amoco over the last 15 months, with huge gains in productivity and early achievement of the synergies we had targeted.

"We're making an agreed bid for Burmah Castrol which will bring new strengths in some very interesting markets and now we are hopeful of completing the ARCO transaction in the near future.

"We have a new focus in some key areas of growth such as the deepwater Gulf of Mexico, the Caspian and the global gas business. Today's announcements add to that growth potential in a very significant way and they also reinforce the commitment we've made to combine growth with the discipline of ongoing performance.""


1.3  The announcement reproduced below was made on 15 March 2000:

"BP Amoco and Atlantic Richfield Co (ARCO) today announced that they have agreed to sell ARCO's Alaskan businesses to Phillips Petroleum Co of Bartlesville, Oklahoma for $7 billion.

The sale, which is subject to completion of the ARCO combination, is intended to address anti-trust concerns of the US Federal Trade Commission (FTC). BP Amoco is currently in negotiation with the FTC to obtain a consent order for the combination which was announced last April.

PART I: SIGNIFICANT MATTERS

BP Amoco and ARCO have agreed jointly with the FTC, the US West Coast states and Alaska to suspend litigation - originally scheduled to begin in California on March 20 - pending the outcome of those negotiations.

BP Amoco chief  executive  Sir John Browne and ARCO  chairman  Mike Bowlin said:
"After months of uncertainty for staff and customers of BP Amoco and ARCO, and the states and communities where we operate, we are pleased to be in discussions with the FTC. Those discussions are constructive and today's sale agreement greatly advances the prospects for their successful conclusion."

Browne described the price for the Alaskan businesses as "highly competitive" and said that the combination with ARCO remained an excellent deal for BP Amoco.

The sale to Phillips of all ARCO's Alaskan businesses includes a 21.9 per cent interest in the Prudhoe Bay oil rim and 42.6 per cent of the gas cap, a 55 per cent interest in the greater Kuparuk area and a 78 per cent stake in the Alpine field. The package also includes 1.1 million net exploration acres, a 22.3 per cent interest in the Trans-Alaska pipeline, and ARCO's crude oil shipping fleet which includes six tankers in service and three under construction. The booked reserves being sold total 1.9 billion barrels of oil equivalent.

The $7 billion price for the Alaskan businesses is made up of approximately $6.5 billion for the field, pipeline and shipping operations and assets, plus a supplemental payment of $500 million accruing as the WTI crude price exceeds $25 a barrel, retroactive to January 1. There will also be a payment of some $150 million for crude oil inventories."

2    RECOMMENDED CASH OFFER TO BUY BURMAH CASTROL

The announcement reproduced below was made on 14 March 2000:

"In a move that will powerfully boost the brand impact and growth potential of its global lubricants business, BP Amoco today announced that it has agreed to buy Burmah Castrol for (pound)3 ($4.7) billion. The recommended cash offer of (pound)16.75 per share for Burmah Castrol has been agreed by the boards of both companies.

Following the acquisition, Castrol will become BP Amoco's leading lubricants brand, with its products made available through the group's 28,000 retail sites and to BP Amoco's automotive, industrial and marine customers around the world. The acquisition will bring BP Amoco millions of new customers, giving the combination access to emerging markets where BP Amoco currently has a limited presence and making Castrol products available to BP Amoco's massive customer base worldwide.

BP Amoco chief executive Sir John Browne said: "Castrol is one of the great lubricants brands of the world. It is a name that stands for superbly engineered products of the highest quality, and research and development that has consistently kept those products at the forefront of the marketplace. Castrol brings outstandingly innovative marketing and brand-management expertise. Combining those attributes with BP Amoco's ability to build highly profitable, performance-driven businesses will create a distinctive global lubricants operation able to compete effectively with even the strongest competitors.

"Castrol also has a track record of growing its sales faster than the market, particularly in emerging economies such as India, Asia and Latin America", Sir John said.

"Put simply, the combination will add millions of new customers worldwide and give BP Amoco access to emerging markets where we currently have a limited presence. It will make Castrol products available to our own massive customer base worldwide, including commercial and industrial users. The result will powerfully strengthen our existing business and give us entry to new markets that offer immense potential for continuing growth."

Burmah Castrol chairman Jonathan Fry said: "The board of Burmah Castrol unanimously recommends that Burmah Castrol shareholders accept BP Amoco's offer. The combination with BP Amoco will provide significant new opportunities for Castrol's businesses and employees."

The lubricants businesses of BP Amoco and Burmah Castrol will be merged to form a new lubricants division run by a management team drawn from both companies and based at the Swindon offices of Burmah Castrol. David Baldry of BP Amoco will head this new division.

BP Amoco's Offer, which will be pre-conditional on certain regulatory clearances, will be (pound)16.75 in cash for each Burmah Castrol share, valuing Burmah Castrol at approximately (pound)3 ($4.7) billion. This represents a premium of 61 per cent over the average Closing Price for Burmah Castrol shares for the three months to March 10, 2000 (the last day preceding the announcement that BP Amoco and Burmah

Castrol were in discussions about a possible offer). The premium is 74 per cent over the Closing Price for the Burmah Castrol shares on March 10, 2000. Burmah Castrol shareholders will retain the right to receive the final dividend of 31.9 pence per share declared on February 28, 2000. There will be a Loan Note Alternative to the Offer.

The creation of the new combined business is expected to yield pre-tax cost savings of around $260 million a year by 2003, mainly from eliminating duplication in logistics, procurement and support services, together with a reduction in staff worldwide from the combined operation of some 1700, as the businesses are integrated. The costs of implementation are expected to be approximately $390 million, all of which will be taken as a charge in 2000. Burmah Castrol has operations all around the world and generated operating profits from continuing businesses before exceptional items of (pound)284 million in 1999. Of this, (pound)213 million was contributed by Castrol and (pound)79 million by Burmah Castrol's speciality chemicals businesses. Subject to review, BP Amoco expects to dispose of these speciality chemicals businesses."

PART I: SIGNIFICANT MATTERS


3    BP AMOCO GROUP - SUMMARY FINANCIAL RESULTS FOR 1999

The financial information set out in this paragraph has been extracted from the summary annual report and accounts of BP Amoco for the year ended 31 December 1999.

"SUMMARY BP AMOCO GROUP INCOME STATEMENT

                                                                       $ MILLION
                                                       -------------------------
FOR THE YEAR ENDED 31 DECEMBER                         Note     1999      1998
--------------------------------------------------------------------------------
GROUP TURNOVER                                                 83,566    68,304
--------------------------------------------------------------------------------
GROUP REPLACEMENT COST OPERATING PROFIT                3        7,736     5,174
Share of profits of joint ventures                                555       825
Share of profits of associated undertakings                       603       522
--------------------------------------------------------------------------------
TOTAL REPLACEMENT COST OPERATING PROFIT                4        8,894     6,521
Profit (loss) on sale of businesses                    5         (421)      395
Profit (loss) on sale of fixed assets                  5           84       653
Restructuring costs                                    5       (1,943)        -
Merger expenses                                        5            -      (198)
--------------------------------------------------------------------------------
REPLACEMENT COST PROFIT BEFORE INTEREST AND TAX                 6,614     7,371
Stock holding gains (losses)                                    1,728    (1,391)
--------------------------------------------------------------------------------
HISTORICAL COST PROFIT BEFORE INTEREST AND TAX                  8,342     5,980
Interest expense                                                1,316     1,177
--------------------------------------------------------------------------------
PROFIT BEFORE TAXATION                                          7,026     4,803
Taxation                                                        1,880     1,520
--------------------------------------------------------------------------------
PROFIT AFTER TAXATION                                           5,146     3,283
Minority shareholders' interest                                   138        63
--------------------------------------------------------------------------------
PROFIT FOR THE YEAR                                             5,008     3,220
Distribution to shareholders                           6        3,884     4,121
--------------------------------------------------------------------------------
RETAINED PROFIT (DEFICIT) FOR THE YEAr                          1,124      (901)
--------------------------------------------------------------------------------
EARNINGS PER ORDINARY SHARE - CENTS
Basic                                                  7        25.82     16.77
Diluted                                                7        25.68     16.70
--------------------------------------------------------------------------------
REPLACEMENT COST RESULTS
--------------------------------------------------------------------------------
HISTORICAL COST PROFIT FOR THE YEAR                             5,008     3,220
Stock holding (gains) losses                                   (1,728)    1,391
--------------------------------------------------------------------------------
REPLACEMENT COST PROFIT FOR THE YEAR                   2        3,280     4,611
Exceptional items, net of tax                          5        2,050      (652)
--------------------------------------------------------------------------------
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL ITEMS                5,330     3,959
--------------------------------------------------------------------------------
EARNINGS PER ORDINARY SHARE - CENTS
On replacement cost profit before exceptional items    7        27.48     20.62
--------------------------------------------------------------------------------

DIRECTORS' EMOLUMENTS

Total emoluments received by BP Amoco Directors were $20,903,000 ((pound)11,304,000). Total emoluments comprise fees paid to the non-executive co-chairman and non-executive directors and, for Executive Directors, salary and benefits earned during the relevant financial year plus bonuses awarded for the year and amounts awarded under the Long Term Performance Plan. For 1999 this was in respect of the 1996-98 performance period and for 1998 this was in respect of the 1995-97 performance period.

PART I: SIGNIFICANT MATTERS


SUMMARY BP AMOCO GROUP BALANCE SHEET

                                                                      $ MILLION
                                                            --------------------
AT 31 DECEMBER                                              1999           1998
--------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                            3,344        3,037
Tangible assets                                             52,631       54,880
Investments                                                 10,109        9,772
--------------------------------------------------------------------------------
                                                            66,084       67,689
--------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                       5,124        3,642
Debtors                                                     16,802       12,709
Investments                                                    220          470
Cash at bank and in hand                                     1,331          405
--------------------------------------------------------------------------------
                                                            23,477       17,226
CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR
Finance debt                                                 4,900        4,114
Other creditors                                             18,375       15,329
--------------------------------------------------------------------------------
NET CURRENT ASSETS (LIABILITIES)                               202       (2,217)
--------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                       66,286       65,472
CREDITORS - AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Finance debt                                                 9,644        9,641
Other creditors                                              2,245        2,047
PROVISIONS FOR LIABILITIES AND CHARGES                      10,055       10,211
--------------------------------------------------------------------------------
NET ASSETS                                                  44,342       43,573
Minority shareholders' interest - equity                     1,061        1,072
--------------------------------------------------------------------------------
BP AMOCO SHAREHOLDERS' INTEREST                             43,281       42,501
--------------------------------------------------------------------------------
REPRESENTED BY CAPITAL AND RESERVES
Called up share capital                                      4,892        4,863
Reserves                                                    38,389       37,638
--------------------------------------------------------------------------------
                                                            43,281       42,501
--------------------------------------------------------------------------------

MOVEMENT IN BP AMOCO SHAREHOLDERS' INTEREST                           $ MILLION
--------------------------------------------------------------------------------
At 31 December 1998                                                      41,786
Prior year adjustment - change in accounting policy (Note 1)                715
--------------------------------------------------------------------------------
As restated                                                              42,501
Profit for the year                                                       5,008
Distribution to shareholders                                             (3,884)
Currency translation differences                                           (921)
BP share dividend plan                                                      311
Employee share schemes                                                      266
--------------------------------------------------------------------------------
At 31 December 1999                                                       43,281
--------------------------------------------------------------------------------

SUMMARY BP AMOCO GROUP CASH FLOW STATEMENT

                                                                       $ million
                                                            --------------------
For the year ended 31 December                                1999         1998
--------------------------------------------------------------------------------
Net cash inflow from operating activities (a)               10,290        9,586
Dividends from joint ventures                                  949          544
Dividends from associated undertakings                         219          422
Net cash outflow from servicing of finance and returns
  on investments                                            (1,003)        (825)
Tax paid                                                    (1,260)      (1,705)
Net cash outflow for capital expenditure and financial
  investment                                                (5,385)      (7,298)
Net cash inflow for acquisitions and disposals                 243          778
Equity dividends paid                                       (4,135)      (2,408)
--------------------------------------------------------------------------------
NET CASH OUTFLOW                                               (82)        (906)
================================================================================
Financing                                                     (954)        (377)
Management of liquid resources                                 (93)        (596)
Increase in cash                                               965           67
--------------------------------------------------------------------------------
                                                               (82)        (906)
================================================================================

(a) Reconciliation of historical cost profit before interest and tax to net cash inflow from operating activities.
                                                                      $ million
                                                            --------------------
For the year ended 31 December                                1999         1998
--------------------------------------------------------------------------------
Historical cost profit before interest and tax               8,342        5,980
Depreciation and amounts provided                            4,965        5,301
Exploration expenditure written off                            304          373
Share of (profits) losses of joint ventures and associated
  undertakings                                              (1,704)      (1,102)
Interest and other income                                     (217)        (272)
(Profit) loss on sale of businesses and fixed assets           379         (963)
(Increase) decrease in working capital and other items      (1,779)         269
--------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                   10,290        9,586
================================================================================

PART I: SIGNIFICANT MATTERS


NOTES ON ACCOUNTS

1    PRESENTATION OF THE ACCOUNTS

These summarised financial statements represent an abridged version of the financial statements of the BP Amoco Group. For 1999 the BP Amoco Group has changed the method of accounting for 'Provisions, Contingent Liabilities and Contingent Assets' to comply with a new UK accounting standard. Comparative figures have been restated to reflect this change in accounting policy.
================================================================================

2    REPLACEMENT COST OPERATING PROFIT

Replacement cost profits reflect the current cost of supplies. The replacement cost profit is arrived at by excluding from the historical cost profit stock holding gains and losses.
================================================================================

3    OTHER INCOME

                                                                      $ million
                                                         -----------------------
                                                            1999           1998
--------------------------------------------------------------------------------
GROUP REPLACEMENT COST OPERATING PROFIT INCLUDES:
Income from other fixed asset investments                     66             74
Other interest and miscellaneous income                      348            635
================================================================================

4    ANALYSIS OF TOTAL REPLACEMENT COST OPERATING PROFIT


                                                                      $ million
                                                         -----------------------
BY BUSINESS                                                 1999           1998
--------------------------------------------------------------------------------
Exploration and Production                                 7,194          3,231
Refining and Marketing                                     1,840          2,564
Chemicals                                                    686          1,100
Other businesses and corporate                              (826)          (374)
--------------------------------------------------------------------------------
                                                           8,894          6,521
================================================================================

                                                                      $ million
                                                         -----------------------
BY GEOGRAPHICAL AREA                                        1999           1998
--------------------------------------------------------------------------------
UK                                                         2,111          1,931
Rest of Europe                                             1,167          1,249
USA                                                        3,001          2,631
Rest of World                                              2,615            710
--------------------------------------------------------------------------------
                                                           8,894          6,521
================================================================================

5    EXCEPTIONAL ITEMS

Exceptional items comprise profit (loss) on sale of businesses and fixed assets, restructuring costs and merger expenses as follows:

                                                                      $ million

                                                            --------------------
                                                               1999        1998
--------------------------------------------------------------------------------
Profit on sale of businesses - Group                            427         310
                             - Joint ventures                    42          85
Loss on sale of businesses   - Group                           (890)          -
--------------------------------------------------------------------------------
                                                               (421)        395
Profit (loss) on sale of fixed assets - Group                    84         653
--------------------------------------------------------------------------------
                                                               (337)      1,048
Restructuring costs - Group                                  (1,900)          -
Restructuring costs - Joint ventures                            (43)          -
Merger expenses - Group                                           -        (198)
--------------------------------------------------------------------------------
Exceptional items                                            (2,280)        850
Taxation credit (charge):
Sale of businesses                                              (21)        (36)
Sale of fixed assets                                            (29)       (185)
Restructuring costs                                             280           -
Merger expenses                                                   -          23
--------------------------------------------------------------------------------
Exceptional items, net of tax                                (2,050)        652
================================================================================


SALE OF BUSINESSES AND FIXED ASSETS The profit on sale of businesses during 1999 relates mainly to the divestment by the BP Amoco Group of its Canadian oil properties and certain chemicals businesses. These included the Verdugt acid salts business; the Plaskon electronics materials business located in the USA and Singapore; and the US Fibers and Yarns business. The profit on sale of businesses by joint ventures is mainly attributable to the disposal by the BP/Mobil joint venture of its retail network in Hungary.

In 1998 the principal sales of businesses were exploration and production properties in the USA and Papua New Guinea, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. The profit on sale of businesses by joint ventures relates mainly to the disposal by the BP/Mobil joint venture of its retail network in Belgium.

The major elements of the loss on sale of businesses or termination of operations in 1999 are the disposal by the BP Amoco Group of its interest in the Pedernales oil field in Venezuela and the closure of its paraxylene joint venture in Singapore.

For 1999 the sale of fixed assets includes the Federal Trade Commission-mandated sale of distribution terminals and service stations in the USA, the divestment by the BP Amoco Group of its interest in an olefins cracker at Wilton in the UK and the sale and leaseback of US railcars. In 1998 the profit on the sale of fixed assets arose principally from the divestment of the refinery in Lima, Ohio, and the sale and leaseback of the Amoco building in Chicago.

RESTRUCTURING COSTS These costs arise from restructuring activity across the BP Amoco Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the BP Amoco Group's US operations. The major elements of the restructuring charges comprise employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). During 1999, some 16,000 employees left the BP Amoco Group through severance or outsourcing arrangements. Also included in the restructuring charges are office closure costs, contract termination payments and asset write-downs. The cash outflow for these restructuring charges during the year was $976 million.

MERGER EXPENSES BP Amoco incurred fees and expenses in 1998 of $198 million in connection with the merger of BP and Amoco. These costs relate principally to investment banking fees as well as legal, accounting and regulatory filing fees.

PART I: SIGNIFICANT MATTERS


6    DISTRIBUTION TO SHAREHOLDERS


                                              pence per share           cents per share                 $ million
                                              ---------------           ---------------                 ---------

                                            1999         1998         1999         1998         1999         1998
                                            ----         ----         ----         ----         ----         ----

BP AMOCO
Preference dividends (non-equity)                                                                  2            -
Dividends per ordinary share:
 First quarterly                           3.069            -         5.00            -          970            -
 Second quarterly                          3.112            -         5.00            -          970            -
 Third quarterly                           3.033            -         5.00            -          971            -
 Fourth quarterly                          3.125        3.059         5.00         5.00          971          968
---------------------------------         ------        -----        -----        -----        -----        -----
                                          12.339        3.059        20.00         5.00        3,884          968
=================================         ======        =====        =====         ====        =====        =====
BP
Preference dividends (non-equity)                                                                  -            1
Dividends per ordinary share:
 First quarterly                               -        2.875            -         4.75            -          551
 Second quarterly                              -        3.000            -         5.00            -          579
 Third quarterly                               -        3.000            -         5.00            -          584
 Fourth quarterly                              -            -            -            -            -            -
---------------------------------         ------        -----        -----        -----        -----        -----
                                               -        8.875            -        14.75            -        1,715
=================================         ======        =====        =====         ====        =====        =====
AMOCO
Dividends per common stock:
 First quarterly                                                         -        18.75            -          362
 Second quarterly                                                        -        18.75            -          360
 Third quarterly                                                         -        18.75            -          358
 Fourth quarterly                                                        -        18.75            -          358
---------------------------------         ------        -----        -----        -----        -----        -----
                                                                         -        75.00            -        1,438
---------------------------------         ------        -----        -----        -----        -----        -----
TOTAL GROUP                                                                                    3,884        4,121
=================================         ======        =====        =====         ====        =====        =====

On an ordinary share equivalent basis, the Amoco quarterly dividends for 1998 were 4.7 cents.
=================================================================================================================


7    EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per BP Amoco Ordinary Share is based on the profit attributable to BP Amoco Ordinary Shareholders i.e. profit for the year less preference dividends, related to the weighted average number of BP Amoco Ordinary Shares in issue during the year. The weighted average number of shares has been adjusted for the subdivision of ordinary share capital effective 4 October 1999. The profit attributable to BP Amoco Ordinary Shareholders is $5,006 million ($3,219 million). The average number of shares outstanding excludes the shares held under the Employee Share Ownership Plans.

The calculation of diluted earnings per share is based on profit attributable to BP Amoco Ordinary Shareholders as for basic earnings per share. However, the number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into BP Amoco Ordinary Shares.

In addition to earnings per share based on the historical cost profit for the year, a further measure, based on replacement cost profit before exceptional items, is provided as it is considered that this measure gives an indication of underlying performance.

8    CAPITAL EXPENDITURE AND ACQUISITIONS

                                                                     $ million

                                                            -------------------
                                                             1999         1998
--------------------------------------------------------------------------------
BY BUSINESS
Exploration and Production                                  4,212        6,318
Refining and Marketing                                      1,634        1,937
Chemicals                                                   1,215        1,606
Other businesses and corporate                                284          501
--------------------------------------------------------------------------------
                                                            7,345       10,362
================================================================================
BY GEOGRAPHICAL AREA
UK                                                          1,518        2,463
Rest of Europe                                                831        1,248
USA                                                         2,963        3,720
Rest of World                                               2,033        2,931
--------------------------------------------------------------------------------
                                                            7,345       10,362"
================================================================================

PART I: SIGNIFICANT MATTERS


UNITED STATES ACCOUNTING PRINCIPLES
US GAAP

The following is a summary of adjustments to profit for the year and to BP Amoco Shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP). The results are stated using the first-in first-out method of stock valuation.

                                                                      $ MILLION
                                                           ---------------------
                                                              1999         1998
--------------------------------------------------------------------------------
PROFIT FOR THE YEAR                                          5,008        3,220
Adjustments:
Depreciation charge (a)                                        (81)         (76)
Decommissioning and environmental expense                     (165)        (131)
Onerous property leases                                        133            -
Interest expense                                               110          124
Sale and leaseback of fixed assets                             (37)        (211)
Deferred taxation (a)                                         (378)         (72)
Other                                                            6          (28)
--------------------------------------------------------------------------------
PROFIT FOR THE YEAR AS ADJUSTED                              4,596        2,826
================================================================================
PER BP AMOCO ORDINARY SHARE - CENTS
Basic                                                        23.70        14.72
Diluted                                                      23.56        14.66
PER BP AMOCO AMERICAN DEPOSITARY SHARE (b) - CENTS
Basic                                                       142.20        88.32
Diluted                                                     141.36        87.96
================================================================================

                                                                      $ MILLION
                                                            --------------------
BP AMOCO SHAREHOLDERS' INTEREST                             43,281       42,501
Adjustments:
Fixed assets (a)                                             1,237        1,112
Ordinary shares held for future awards to employees           (456)        (489)
Sale and leaseback of Chicago office building                 (413)        (413)
Decommissioning and environmental provisions                  (499)        (238)
Onerous property leases                                        139            -
Deferred taxation (a)                                       (6,082)      (5,776)
Dividend                                                       972          968
Pension liability adjustment                                  (144)        (143)
Other                                                         (197)        (188)
--------------------------------------------------------------------------------
BP AMOCO SHAREHOLDERS' INTEREST AS ADJUSTED                 37,838       37,334
================================================================================

(a) Under UK GAAP, provision for deferred taxation is made where timing differences are expected to reverse in the foreseeable future. Under US GAAP, deferred taxation is provided on a full liability basis on all temporary differences as defined in US Statement of Financial Accounting Standard No. 109.
     As required by this standard assets and liabilities of acquired businesses have been adjusted from a net-of-tax to a pre-tax basis.

(b)  One American depositary share is equivalent to six 25 cent ordinary shares.

PART II: ADDITIONAL INFORMATION

1    RESPONSIBILITY

The Directors whose names are set out in paragraph 2 of this Part II, accept responsibility for the information contained in this document.

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2    BP AMOCO

THE DIRECTORS OF BP AMOCO AND THEIR FUNCTIONS ARE AS FOLLOWS:

Peter D. Sutherland                Non-Executive Chairman

Sir Ian Prosser                    Non-Executive Deputy Chairman

Sir John Browne                    Group Chief Executive

Rodney F. Chase                    Deputy Group Chief Executive

Dr John G.S. Buchanan              Chief Financial Officer

W Douglas Ford*                    Chief Executive, Refining and Marketing

Dr Christopher Gibson-Smith        Executive Director, Policy and Technology

Richard L. Olver                   Chief Executive, Exploration and Production

Bryan K. Sanderson                 Chief Executive, Chemicals

Ruth S. Block                      Non-Executive Director

John H. Bryan                      Non-Executive Director

Eroll B. Davis, Jr                 Non-Executive Director

Richard J. Ferris                  Non-Executive Director

Charles F. Knight                  Non-Executive Director

Floris A. Maljers                  Non-Executive Director

Dr Walter E. Massey                Non-Executive Director

Henry Michael P. Miles             Non-Executive Director

Sir Robin Nicholson                Non-Executive Director

Michael H. Wilson                  Non-Executive Director

Sir Robert P. Wilson               Non-Executive Director

The Lord Wright of Richmond        Non-Executive Director

* appointed as director on 1 January 2000

NOTE:
Harry Laurance Fuller retired from his position as Executive Co-Chairman on 31 March 2000

PART II: ADDITIONAL INFORMATION



3    NO SIGNIFICANT CHANGE

Save as disclosed in this document, there has been no significant change and no significant new matter has arisen since the publication of the Listing Particulars.

4    CONSENTS

Morgan Stanley has given and has not withdrawn its written consent to the inclusion of the references to its name in the form and context in which it is included.

5    GENERAL

The financial information of BP Amoco for the two years ended 31 December 1998 and 1999 contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Act. Statutory accounts for the two financial years ended 31 December 1999 for BP Amoco have been delivered to the Registrar of Companies in England and Wales. BP Amoco's auditors have made reports under Section 235 of the Act on the last statutory accounts that were not qualified within the meaning of Section 262 of the Act and did not contain a statement made under Section 237(2) or Section 238(3) of the Act.

6    DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Linklaters at One Silk Street, London EC2Y 8HQ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until 1 May 2000:

5.1  this document;
5.2  the written consent referred to in paragraph 4 of this Part II; and
5.3  the documents  listed as being  available for inspection in paragraph 18 of
     Part VIII of the Listing Particulars.

17 April 2000


16